North American Palladium Announces Preliminary 2012 Production Results

 and Provides Development Update

Toronto, Ontario, January 14, 2013 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced its preliminary palladium production results for the year ended December 31, 2012 and provided a development update on its Lac des Iles (“LDI”) mine expansion.

Lac des Iles Palladium Mine Production

In 2012, the LDI mine produced 163,980 ounces of payable palladium, achieving the higher end of management’s annual production guidance of 150,000 to 160,000 ounces.

In the fourth quarter of 2012, the LDI mine produced 44,294 ounces of payable palladium, with the LDI mill processing 511,226 tonnes of ore, of which 239,794 tonnes came from underground sources (with an average palladium mill head grade of 4.93 grams per tonne), and 271,432 tonnes from surface sources (with an average palladium mill head grade of 2.44 grams per tonne).  The combined average palladium mill head grade was 3.61 grams per tonne, and the palladium recovery was 82%.

For the twelve month period in 2012, the LDI mill processed 2,063,260 tonnes of ore, of which 853,600 tonnes came from underground sources (with an average palladium mill head grade of 5.19 grams per tonne), and 1,209,660 tonnes from surface sources (with an average palladium mill head grade of 2.21 grams per tonne).  The combined average palladium mill head grade for the year was 3.44 grams per tonne, and the palladium recovery was 78%.

The Company's 2012 financial results will be released in February.

Lac des Iles Mine Expansion Development Update

During the fourth quarter, the Company made significant progress advancing the critical aspects of its mine expansion.

On surface, the major construction components are now completed. The headframe, the main substation, the hoist house building, the service hoist (which is used for shaft sinking) and the auxiliary hoist are all fully operational and 100% completed. The installation of the production hoist has commenced and commissioning is scheduled for the first quarter. The remaining work on surface includes the installation of the main skip dump and the surface ore bins.

Underground, shaft sinking is progressing well, in line with the Company’s scheduled rates of advancement. The shaft sinking is currently at a an approximate depth of 475 metres below surface, representing almost 60% of the total 825 metres planned for the first phase of the shaft sinking. Installation of the 740-metre level loading pocket is scheduled for the first quarter, and the ramp and stope development is also progressing on schedule. Accordingly, the Company maintains its development plan to begin mining via shaft in the third quarter this year.

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About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

Cautionary Statement on Forward Looking Information

The preliminary production and cash cost numbers are approximate figures and may differ from the final results included in the year-end 2012 financial results.

Certain information included in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'guidance', and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, the methods by which ore will be extracted and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that there will be no significant disruptions affecting operations or development projects, that prices for key mining and construction supplies, including labour and electricity costs, will remain consistent with the Company's expectations, that the Company's current estimates of mineral reserves and resources are accurate, and that metal prices and exchange rates will be consistent with the Company's expectations. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that operating costs, metal prices or foreign exchange rates may differ from management's expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Lac des Iles mine may not perform as planned and that the Offset Zone may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

www.nap.com

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